UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518 and 333-278473.

Explanatory Note

Check Point Software Technologies Ltd. (“we”) today announced that, we identified a vulnerability targeting Check Point’s gateways with remote access VPN, and we released a solution preventing the use of this vulnerability. We are working with our customers which we believe were targeted to remediate the situation.
As of the date of this filing, we do not see any indication that our network was affected by this vulnerability. More information is available on a dedicated blog on our website: https://blog.checkpoint.com/security/enhance-your-vpn-security-posture/
At this time, we do not expect the issue to have a material impact on our operations, financial condition or results of operations.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, the Company’s expectations that the incident described in this report would not have a material impact on the Company’s operations, financial condition or results of operations. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on April 2, 2024. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ ROEI GOLAN
Name:	Roei Golan
Title:	Chief Financial Officer

Date: May 28, 2024